Immune Therapeutics, Inc. Provides Drug Development Program Status Update on Methionine -Enkelphine (“MENK”) in China

Orlando Fl., April 11, 2016 — Immune Therapeutics, Inc. (OTCQB: IMUN); a clinical-stage international biotechnology company providing immunotherapy solutions for the treatment of diseases, autoimmune diseases, and cancer, announced today it is providing shareholders with a status update of Immune Therapeutics, Inc.’s (IMUN) drug development program in China with long-term partner Hubei Qianjiang Pharmaceutical Co. Ltd (Qianjiang).

The Economist Intelligence Unit (EIU) projects $166 billion in drug sales in China by 2017, providing a recognized market to further growth. China, potentially one of the largest pharmaceutical markets in the world, is not yet mature. The combined forces of economic and demographic development, government stimulus, enhanced health awareness among the public, market consolidation, and improved R&D capabilities will help the country to mature into a sophisticated market within the next decade.

Noreen Griffin, CEO of Immune Therapeutics, Inc. said, “In an effort to keep our shareholders informed about our drug development program for MENK ,our unique immunotherapy for the treatment of cancer, we are providing this update”.

Chinese Peptide Company (CPC) (http://www.chinesepeptide.com ) has completed the formulation and the required Chemistry, Manufacturing, and Controls (“CMC”) for MENK. All work was completed in China in accordance with international cGMP standards, which are acceptable to the U.S. Food and Drug Administration. CPC is among only a handful of companies in the world that can claim both ISO Certification and cGMP licensing. In February 2012, CPC became the first peptide company to successfully pass US FDA inspection outside of US and Europe regions.

Qianjiang will provide formulation and CMC data to Cytocom, Inc. (Cytocom), a subsidiary of IMUN, within 30 days. Following receipt of formulation and CMC data, Cytocom will file for an FDA meeting presenting final protocols for pancreatic, pediatric and adult hepatic cancer.

In addition to formulations, pre-clinical studies were conducted of the pharmacological properties of MENK and tumor response in mice with transplanted cancers. These studies determined a positive response to MENK against a number of different cancer tumors. Once the data has been translated, it will be included in the new FDA briefing package for pediatric and adult hepatic cancer.

As of April 1, 2016, with the goal of obtaining approval of Met-Enkelphine in China, IMUN provided Qianjiang all correspondence between IMUN and the FDA on the drug development program.

In addition to the work on MENK with Qianjiang Pharmaceutical Co., Professor Shan, IMUN’s Chief Science Officer and Vice Director of the Institute of Immunology at China Medical University, has been working on developing a more effective CAR-T therapy. The project is based on a new generation of Chimeric Antigen Receptor T-Cell (CAR-T) immuno-oncology therapy for solid tumors. The work was collaborative and was conducted at the Department of Immunology, School of Basic Medical Science, China Medical University, Immune Therapeutics, Inc., and the Department of Pain, First Affiliated Hospital of China Medical University. Resulting articles were published in the following journals: International Immunopharmacology , Cancer Letter, and Human Vaccines & Immunotherapeutics.

The publication can be found through the following links:
(http://www.sciencedirect.com/science/article/pii/S1567576916300509)
(http://www.sciencedirect.com/science/article/pii/S0304383513007842)
(http://www.ncbi.nlm.nih.gov/pmc/articles/PMC4186042/)

IMUN will continue to update its shareholders as we move forward on the approval process.

Forward Looking Statements

This release contains forward-looking statements. Actual results may differ from those projected due to a number of risks and uncertainties, including, but not limited to the possibility that some or all of the matters and transactions considered by Immune Therapeutics may not proceed as contemplated, and by all other matters specified in Immune Therapeutic’s filings with the Securities and Exchange Commission. These statements are made based upon current expectations that are subject to risk and uncertainty. Immune Therapeutics does not undertake to update forward-looking statements in this news release to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information. Assumptions and other information that could cause results to differ from those set forth in the forward-looking information can be found in the Immune Therapeutic’s filings with the Securities and Exchange Commission, including its recent periodic reports.

About Immune Therapeutics, Inc.:

Immune Therapeutics, Inc [F/K/A TNI Biotech, Inc] is a biotechnology company working to combat chronic, life-threatening diseases through the activation and modulation of the body’s immune system using our patented immunotherapy. Its products and immunotherapy technologies are designed to harness the power of the immune system to improve the treatment of cancer, infections such as HIV/AIDS, chronic inflammatory diseases, and autoimmune diseases.

Its proprietary technology, therapies, and patents include the treatment of a wide range of cancers. The most advanced clinical programs involve immunotherapy with met-enkephalin (MENK) (sometimes referred to as opioid growth factor) and our Low Dose Naltrexone product (LDN) or Lodonal(TM), which have been shown to stimulate the immune system even in patients with advanced cancer.

Even though management considers any condition that results in altered-immune response a target for investigation, we will most likely pursue additional investigations for MENK and LDN as valuable candidates in the treatment of autoimmune states such as rheumatoid arthritis and multiple sclerosis; as an adjunct in cancer patients undergoing chemotherapy, radiation treatments or surgery; and as a complement to antibiotics in the treatment of a variety of infectious diseases, including patients with HIV/AIDS, in combination with retroviral drug therapy.

About TNI BioTech International, Ltd.:

TNI BioTech International, Ltd., a wholly owned subsidiary of Immune Therapeutics, Inc. incorporated in the British Virgin Islands, is responsible for managing Immune Therapeutics’ international clinical development and marketing and distribution of our therapies in Emerging Nations.

About Cytocom Inc

IMUN formed Cytocom Inc., a clinical-stage, i biotechnology company providing immunotherapy solutions for the treatment of autoimmune diseases, HIV/AIDS and cancer to interact directly with the FDA and EMA on the approval of Lodonal & MENK in U.S., EU and G7 markets.

About Hubei Qianjiang Pharmaceutical Co., Ltd

Hubei Qianjiang Pharmaceutical Co., Ltd. is a Chinese public company established in the 1970s trading on the Shanghai Stock Exchange. The company owns high-tech production, manufacturing, and distribution facilities, as well as a strong research and development department. The Company has passed the GMP certification and can produce 120 different products; these include 15 kinds of preparations, such as eye drops, freeze dried injections, tablets, capsules, and cephalosporin powders for injections. The Company has two series of products: proprietary ophthalmic drugs and anti-infection drugs. Its “Jing” brand eye drops rank first in market share. The Company manufactures a brand of Acyclovir, clindamycin and other anti-virus products that have received national new product certification. The “jing” and “gantai” trademarks have become famous brands in China that assure both quality and consumer satisfaction.